UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the month of April, 2006
EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)
400 Godin Avenue, Quebec, Quebec, Canada G1M 2K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐.

On April 4, 2006, EXFO Electro-Optical Engineering Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 28, 2006. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2006 fiscal year. This press release and information relating to EXFO’s financial condition and results of operations for the second fiscal quarter of the 2006 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.

By:	/s/ Germain Lamonde

Name: Germain Lamonde
Title: President and Chief Executive Officer
Date: April 7, 2006

EXFO Reports Strong Profitable Growth in Second Quarter
▪	Posts tenth consecutive quarter of sales growth at 30.0% year-over-year and 11.2% sequentially to reach US$30.1 million

▪	Generates fifth consecutive quarter of GAAP net earnings at US$1.4 million compared to break-even in the same period last year

▪	Announces and completes acquisition of Consultronics to strengthen triple-play, VoIP and IPTV test offerings in access networks

▪	Launches seven new products including critical next-generation SONET/SDH protocol test solutions up to 10 Gb/s and multi-medium, multi-moduleFTB-200 Compact Platform
QUEBEC CITY, CANADA, April 4, 2006—EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF.SV) reported today strong profitable growth for its second quarter of fiscal 2006.
Sales increased 30.0% to US$30.1 million in the second quarter ended February 28, 2006, from US$23.1 million in the second quarter of 2005 and 11.2% from US$27.0 million in the first quarter of 2006. Net bookings reached US$28.3 million for a book-to-bill ratio of 0.94 in the second quarter of fiscal 2006 compared to US$24.9 million in the same period last year and US$30.6 million in the first quarter of 2006.
Gross margin amounted to 55.3% of sales in the second quarter of fiscal 2006 compared to 54.9% in the second quarter of 2005 and 55.4% in the first quarter of 2006.
GAAP net earnings in the second quarter of fiscal 2006 totaled US$1.4 million, or US$0.02 per diluted share, compared to net earnings of US$9,000, or US$0.00 per diluted share, in the same period last year and net earnings of US$0.4 million, or US$0.01 per diluted share, in the first quarter of 2006.
GAAP net earnings in the second quarter of fiscal 2006 included US$1.1 million in amortization of intangible assets and US$0.3 million in stock-based compensation costs.
During the second quarter, EXFO announced and subsequently completed its acquisition of the assets of Consultronics Limited, a leading supplier of test equipment for copper-based broadband access networks. Consultronics, which has been integrated into EXFO’s Telecom Division, contributed about one month to the company’s consolidated financial results in the second quarter.
“I am really pleased with our strong execution in the first half of fiscal 2006 as we reached several key strategic milestones,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “First of all, we strengthened our position and product offering in the growing triple-play access test market through the acquisition of Consultronics. Secondly, we substantially grew our international business and customer base to enhance revenue diversification. Thirdly, we launched several new products including the all-important multi-medium, multi-module FTB-200 Compact Platform for the telecom SuperTech as well as next-generation SONET/SDH test modules up to 10 Gb/s for our FTB-200, FTB-400 and IQS-500 platforms. While achieving these goals, we extended our strong sequence of consecutive quarters of sales growth, cash flows from operations and GAAP net earnings to ten, nine and five, respectively.”

Selected Financial Information
(In thousands of US dollars)

	Q2 2006	Q1 2006	Q2 2005
	(unaudited)	(unaudited)	(unaudited)
Segmented results:
Sales:
Telecom Division	$25,254	$22,076	$19,469
Life Sciences and Industrial Division	4,812	4,968	3,666

Total	$30,066	$27,044	$23,135

Earnings (loss) from operations:
Telecom Division	$1,220	$488	$575
Life Sciences and Industrial Division	188	195	(757)

Total	$1,408	$683	$(182)

Other selected information:
GAAP net earnings	$1,366	$355	$9
Amortization of intangible assets	$1,136	$1,221	$1,225
Stock-based compensation costs	$281	$274	$244

Operating Expenses
Selling and administrative expenses amounted to US$9.3 million, or 30.9% of sales, in the second quarter of fiscal 2006 compared to US$7.7 million, or 33.4% of sales, in the same period last year and US$9.1 million, or 33.5% of sales, in the first quarter of 2006.
Gross research and development expenses reached US$4.9 million, or 16.4% of sales, in the second quarter of fiscal 2006 compared to US$3.8 million, or 16.5% of sales, in the second quarter of 2005 and US$4.0 million, or 14.8% of sales, in the first quarter of 2006.
Net R&D expenses totaled US$3.9 million, or 13.0% of sales, in the second quarter of fiscal 2006 compared to US$2.8 million, or 12.0% of sales, in the same period last year and US$3.1 million, or 11.6% of sales, in the first quarter of 2006.
Second-Quarter Business Highlights
▪	Market expansion—EXFO increased its sales 30.0% year-over-year to $30.1 million in the second quarter of fiscal 2006. Geographically, sales outside of the Americas improved to 43.0% of total sales in the second quarter of 2006 from 35.4% in the second quarter of 2005. In terms of customer spending, EXFO’s largest customer represented 8.5% of sales in the second quarter of 2006 compared to 21.4% in the same period last year. Excluding this customer, sales would have increased 51.1% year-over-year in the second quarter of 2006. These latest results demonstrate EXFO’s on-going efforts to diversify its revenue base both on a geographic and customer basis.

▪	Profitability—EXFO was GAAP profitable for a fifth consecutive quarter, reporting net earnings of US$1.4 million in the second quarter of fiscal 2006. GAAP net earnings include US$1.4 million in amortization of intangible assets and stock-based compensation costs. The company also generated cash flows from operating activities for a ninth consecutive reporting period with US$5.4 million in the second quarter of 2006.

▪	Innovation—EXFO launched seven new products in the second quarter including the two-slot FTB-200 Compact Platform for multi-layer and multi-medium testing, the handheld AXS-100 OTDR for fiber-to-the-x (FTTx) test applications, SONET/SDH test modules reaching transmission rates up to 10 Gb/s for the FTB-200 Compact Platform, and next-generation SONET/SDH test modules reaching 10 Gb/s for the FTB-400 field-test and IQS-500 R&D/manufacturing platforms. Altogether, EXFO launched 11 new test solutions in the first half of fiscal 2006, while 34.7% of sales were derived from products that have been on the market two years or less.

Updated Corporate Metrics
To reflect the Consultronics acquisition and mid-year results, EXFO updated one out of three corporate metrics for fiscal 2006:

Strategic Objective	New Metric	Former Metric	After Q2	2006
Increase sales through market-share gains	25% sales growth year-over-year	15% sales growth year-over-year	27.7%

Maximize profitability	5% operating margin	5% operating margin	3.7%

Focus on innovation	40% of sales from new products (on the market two years or less)	40% of sales from new products (on the market two years or less)	34.7%
“Given the impact of the Consultronics acquisition and solid execution leading to market-share gains in the first half of fiscal 2006, we’re raising our sales growth metric to 25% year-over-year, while our key performance indicator for profitability is expected to reach an operating margin of 5% for the fiscal year despite additional amortization of intangible asset expenses related to the acquisition,” Mr. Lamonde added. “With regard to innovation, we’re continuing to target 40% of sales from new products, which is a lofty goal for any company in the high-tech industry.”
Business Outlook
Based on a full contribution from Consultronics, newly launched products, a favorable market environment and internal momentum, EXFO forecasts sales between US$33.0 million and US$36.0 million and GAAP net earnings between US$0.01 and US$0.04 per diluted share for the third quarter ending May 31, 2006. GAAP net earnings include US$0.02 per diluted share in amortization of intangible assets and stock-based compensation costs.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review its financial results for the second quarter of fiscal 2006. To listen to the conference call and participate in the question period via telephone, dial 1-416-620-2406. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available one hour after the event until 7 p.m. on April 11, 2006. The replay number is 1-402-977-9140 and the reservation number is 21284959. The audio Webcast of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO is a recognized test and measurement expert in the global telecommunications industry. The Telecom Division, which represents the majority of the company’s business, offers a full suite of test solutions and monitoring systems to Network Service Providers, Cable TV Operators, Telecom System Vendors and Component Manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions and a leading supplier of protocol and access test solutions to enable triple-play deployments and converged IP networking. Its PC/Windows-based modular FTB-200; FTB-400 and IQS-500 test platforms host a wide range of modular test solutions across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Life Sciences and Industrial Division, which leverages several core telecom technologies, offers value-added solutions in the life sciences and high-precision assembly sectors based on advanced spot-curing, fluorescence microscopy and nanopositioning solutions. For more information about EXFO, visit www.EXFO.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.
For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@exfo.com

EXFO Electro-Optical Engineering Inc.
Interim Consolidated Balance Sheet
(in thousands of US dollars)

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Assets

Current assets
Cash	$4,777	$7,119
Short-term investments	99,064	104,883
Accounts receivable
Trade, less allowance for doubtful accounts of $350 ($352 as at August 31, 2005)	16,176	13,945
Other	2,003	2,007
Income taxes and tax credits recoverable	3,306	2,392
Inventories (note 4)	24,237	17,749
Prepaid expenses	1,447	1,112

	151,010	149,207

Income taxes recoverable	439	459

Property, plant and equipment	17,162	13,719

Long-lived asset held for sale	1,600	1,600

Intangible assets	12,340	5,602

Goodwill	26,199	20,370

	$208,750	$190,957

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 5)	$18,666	$12,201
Deferred revenue	1,787	1,584
Current portion of long-term debt	237	134

	20,690	13,919

Deferred revenue	1,918	1,568

Government grants	1,978	1,872

Long-term debt	555	198

	25,141	17,557

Contingency (note 8)

Shareholders’ Equity

Share capital	522,031	521,875
Contributed surplus	3,504	2,949
Deficit	(380,125)	(381,846)
Cumulative translation adjustment	38,199	30,422

	183,609	173,400

	$208,750	$190,957

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Earnings
(in thousand of US dollars, except share and per share data)

	Three months	Six months	Three months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2006	2005	2005
Sales	$30,066	$57,110	$23,135	$44,732

Cost of sales (1,2)	13,440	25,504	10,431	20,656

Gross margin	16,626	31,606	12,704	24,076

Operating expenses
Selling and administrative (1)	9,303	18,361	7,728	15,141
Net research and development (1) (note 6)	3,906	7,028	2,781	5,561
Amortization of property, plant and equipment	873	1,769	1,098	2,192
Amortization of intangible assets	1,136	2,357	1,225	2,447
Restructuring charges	—	—	54	254

Total operating expenses	15,218	29,515	12,886	25,595

Earnings (loss) from operations	1,408	2,091	(182)	(1,519)

Interest and other income	828	1,383	625	1,349
Foreign exchange gain (loss)	(213)	(531)	263	(772)

Earnings (loss) before income taxes	2,023	2,943	706	(942)

Income taxes (note 7)	657	1,222	697	1,422

Net earnings (loss) for the period	$1,366	$1,721	$9	$(2,364)

Basic net earnings (loss) per share	$0.02	$0.03	$—	$(0.03)

Diluted net earnings (loss) per share	$0.02	$0.02	$—	$(0.03)

Basic weighted average number of shares outstanding (000’s)	68,591	68,581	68,528	68,495

Diluted weighted average number of shares outstanding (000’s) (note 9)	69,152	69,105	68,968	68,978

(1) Stock-based compensation costs included in:
Cost of sales	$30	$72	$32	$57
Selling and administrative	198	379	165	252
Net research and development	53	104	47	72

	$281	$555	$244	$381

(2) The cost of sales is exclusive of amortization, shown separately.
The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Deficit
and Contributed Surplus
(in thousand of US dollars)
Deficit

	Six months ended
	February 28,
	2006	2005
Balance — Beginning of period	$(381,846)	$(380,212)

Deduct (add)
Net earnings (loss) for the period	1,721	(2,364)

Balance — End of period	$(380,125)	$(382,576)

Contributed surplus

	Six months ended
	February 28,
	2006	2005
Balance — Beginning of period	$2,949	$1,986

Add
Stock-based compensation costs	555	381

Balance — End of period	$3,504	$2,367

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Interim Unaudited Consolidated Statements of Cash Flows
(in thousands of US dollars)

	Three months	Six months	Three months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2006	2005	2005
Cash flows from operating activities
Net earnings (loss) for the period	$1,366	$1,721	$9	$(2,364)
Add (deduct) items not affecting cash
Discount on short-term investments	447	618	470	320
Stock-based compensation costs	281	555	244	381
Amortization	2,009	4,126	2,323	4,639
Deferred revenue	(193)	100	275	660

	3,910	7,120	3,321	3,636

Change in non-cash operating items
Accounts receivable	4,120	927	(381)	(91)
Income taxes and tax credits	(461)	(749)	1,914	2,260
Inventories	(1,775)	(2,908)	(1,001)	(1,948)
Prepaid expenses	88	(28)	380	396
Accounts payable and accrued liabilities	(446)	1,972	(82)	377

	5,436	6,334	4,151	4,630

Cash flows from investing activities
Additions to short-term investments	(279,670)	(411,045)	(223,561)	(288,647)
Proceeds from disposal and maturity of short-term investments	288,500	420,899	218,943	283,273
Additions to property, plant and equipment and intangible assets	(933)	(1,568)	(246)	(823)
Business combination (note 3)	(17,497)	(17,497)	—	—

	(9,600)	(9,211)	(4,864)	(6,197)

Cash flows from financing activities
Repayment of long-term debt	(42)	(74)	(30)	(58)
Exercise of stock options	137	156	13	99

	95	82	(17)	41

Effect of foreign exchange rate changes on cash	359	453	140	625

Change in cash	(3,710)	(2,342)	(590)	(901)

Cash — Beginning of period	8,487	7,119	4,848	5,159

Cash — End of period	$4,777	$4,777	$4,258	$4,258

The accompanying notes are an integral part of these consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
1	Interim financial information

The financial information as at February 28, 2006, and for the three- and six-month periods ended February 28, 2005 and 2006, is unaudited. In the opinion of management, all adjustments necessary to present fairly the results of these periods in accordance with generally accepted accounting principles (GAAP) in Canada have been included. The adjustments made were of a normal and recurring nature. Interim results may not necessarily be indicative of results anticipated for the entire year.

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and use the same accounting policies and methods used in the preparation of the company’s most recent annual consolidated financial statements. However, all disclosures required for annual financial statements have not been included in these financial statements. Consequently, these interim consolidated financial statements should be read in conjunction with the company’s most recent annual consolidated financial statements.

2	New accounting standards and pronouncements

In January 2005, the Canadian Institute of Chartered Accountants (CICA) issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments — Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity”.

Section 3855 expands on Section 3860, “Financial Instruments — Disclosure and Presentation”, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented in the financial statements.

Section 3865 provides an alternative to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13, “Hedging Relationships”, and on the hedging guidance in Section 1650, “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures it requires.

Section 1530, “Comprehensive Income”, introduces a new requirement to temporarily present certain gains and losses outside net income.

Consequently, Section 3250, “Surplus”, has been revised as Section 3251, “Equity”.

Sections 1530, 3251, 3855 and 3865 apply to fiscal years beginning on or after October 1, 2006. The company will adopt these new standards on September 1, 2007. While the company is currently assessing the effects of these new standards, impacts consistent with the adjustments described under note 21 item b) of the company’s most recent annual consolidated financial statements are expected.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
3	Business combination

On January 26, 2006, the company acquired substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in the United Kingdom and Hungary, Consultronics was a privately held company specializing in x-Digital Subscriber Line (xDSL), Internet Protocol TV and Voice-over-Internet Protocol (VoIP) test solutions for broadband access networks.

This acquisition was settled for a total cash consideration valued at $19,289,000 or $19,034,000 net of $255,000 of cash acquired. The total consideration includes severance expenses of 660,000 for the termination of employees of the acquired business as well as other acquisition-related costs of $541,000; it also includes the payment of a long-term debt of $688,000. As at February 28, 2006, the company had paid $17,497,000 of the total consideration and the remaining of $1,537,000, or $1,551,000 converted at the quarter-end exchange rate, was included in the accounts payable and other liabilities in the balance sheet (note 5).

A part of the consideration is based on the net book value of some assets of the acquired business on the date of closing and adjustments to the consideration may occur upon the audit of the financial statements of the acquired business.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since January 26, 2006, being the date of acquisition.

As at February 28, 2006, the company has not yet finalized the purchase price allocation as it continues to assess the value of the acquired business’ core technology assets and an audit of the acquired business’ financial statements is currently underway. However, based on management’s preliminary estimates of the fair value of net assets acquired at the date of acquisition, the purchase price, including acquisition-related costs, should be allocated as follows:

(unaudited)
Assets acquired
Current assets	$5,427
Property, plant and equipment	3,121
Core technology	8,709
Current liabilities assumed	(2,566)
Capital leases assumed	(529)

Net identifiable assets acquired	14,162
Goodwill	4,872

Purchase price, net of cash acquired	$19,034

Acquired core technology is amortized on a straight-line basis over its estimated useful life of five years.

This business, including acquired goodwill, reports to the Telecom Division. Acquired goodwill is deductible for tax purposes.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
4	Inventories

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Raw materials	$12,995	$9,373
Work in progress	2,683	934
Finished goods	8,559	7,442

	$24,237	$17,749

5	Accounts payable and accrued liabilities

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Trade	$8,640	$5,781
Salaries and social benefits	5,302	4,526
Warranty	859	725
Tax on capital	774	538
Restructuring charges	91	150
Business combination (note 3)	1,551	—
Other	1,449	481

	$18,666	$12,201

Changes in the warranty provision are as follows:

	Six months ended
	February 28,
	2006	2005
	(unaudited)
Balance — Beginning of period	$725	$390
Provision	543	349
Addition from business combination	31	—
Settlements	(475)	(253)
Foreign currency translation adjustment	35	21

Balance — End of period	$859	$507

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
6	Net research and development expenses

	Three months	Six months	Three months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2006	2005	2005
	(unaudited)		(unaudited)
Gross research and development expenses	$4,940	$8,946	$3,820	$7,619
Research and development tax credits and grants	(1,034)	(1,918)	(1,039)	(2,058)

	$3,906	$7,028	$2,781	$5,561

7	Income taxes

During the three- and six-month periods ended February 28, 2005 and 2006, the company recorded income taxes of $697,000, $1,422,000, $657,000 and $1,222,000, respectively. Most of these income taxes represent income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.

The company records a full valuation allowance against its future income tax assets because it is more likely than not that these assets will not be recovered. This caused its income tax rate to be distorted in relation to its pre-tax accounting income.

8	Contingency

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and Sections 11, 12 and 16 of the Securities Act of 1933. This class action alleges that the company’s registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company’s Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company’s Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
On April 19, 2002, the plaintiffs filed an amended complaint containing master allegations against all of the underwriters in all of the 310 cases included in this class action and also filed an amended complaint containing allegations specific to four of the company’s underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company’s registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company’s stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.
In July 2002, the issuers filed a motion to dismiss the plaintiffs’ amended complaint and a decision was rendered on February 19, 2003. Only one of the claims against the company was dismissed. On October 8, 2002, the claims against its officers were dismissed pursuant to the terms of Reservation of Rights and Tolling Agreements entered into with the plaintiffs.
In June 2003, a committee of the company’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company’s insurance carriers.
On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing has been set for April 24, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 28, 2006.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
9 Earnings (loss) per share
The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months	Six months	Three months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2006	2005	2005
	(unaudited)		(unaudited)
Basic weighted average number of shares outstanding (000’s)	68,591	68,581	68,528	68,495
Dilutive effect of stock options (000’s)	466	446	425	449
Dilutive effect of restricted share units (000’s)	65	51	—	—
Dilutive effect of deferred share units (000’s)	30	27	2	1
Dilutive effect of restricted stock awards (000’s)	—	—	13	33

Diluted weighted average number of shares outstanding (000’s)	69,152	69,105	68,968	68,978

Stock options excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000’s)	1,829	1,816	2,115	1,964

The diluted loss per share for the six months ended February 28, 2005, was the same as the basic loss per share since the dilutive effect of stock options, restricted stock awards and deferred share units should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, the diluted loss per share for that period was calculated using the basic weighted average number of shares outstanding.
10 Segment information
The company is organized under two reportable segments: the Telecom Division and the Life Sciences and Industrial Division. The Telecom Division offers integrated test solutions to network service providers, cable operators, system vendors and component manufacturers throughout the global telecommunications industry. The Life Sciences and Industrial Division mainly leverages developed and acquired core telecom technologies for high-precision assembly and research sectors.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
     The following tables set out information by segment:

	Three months ended February 28, 2006			Six months ended February 28, 2006
		Life			Life
		Sciences			Sciences
		and			and
	Telecom	Industrial		Telecom	Industrial
	Division	Division	Total	Division	Division	Total
		(unaudited)			(unaudited)
Sales	$25,254	$4,812	$30,066	$47,330	$9,780	$57,110
Earnings from operations	$1,220	$188	$1,408	$1,708	$383	$2,091
Unallocated items:
Interest and other income			828			1,383
Foreign exchange loss			(213)			(531)

Earnings before income taxes			2,023			2,943
Income taxes			657			1,222

Net earnings for the period			$1,366			$1,721

	Three months ended February 28, 2005			Six months ended February 28, 2005
		Life			Life
		Sciences			Sciences
		and			and
	Telecom	Industrial		Telecom	Industrial
	Division	Division	Total	Division	Division	Total
		(unaudited)			(unaudited)
Sales	$19,469	$3,666	$23,135	$36,900	$7,832	$44,732
Earnings (loss) from operations	$575	$(757)	$(182)	$(405)	$(1,114)	$(1,519)
Unallocated items:
Interest and other income			625			1,349
Foreign exchange gain (loss)			263			(772)

Earnings (loss) before income taxes			706			(942)
Income taxes			697			1,422

Net earnings (loss) for the period			$9			$(2,364)

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Total assets by reportable segment are detailled as follows:

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Total assets
Telecom Division	$91,042	$64,655
Life Sciences and Industrial Division	10,122	11,449
Unallocated assets	107,586	114,853

	$208,750	$190,957

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.
11 Stock-based compensation
On September 1, 2003, the company adopted the amendment made to the CICA Handbook section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Accordingly, employee stock-based compensations granted on or after September 1, 2003, were accounted for using a fair value-based method. However, if the fair value-based method had been applied to employee stock-based compensations granted prior to September 1, 2003, and outstanding as at February 28, 2005 and 2006, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.
12 Differences between Canadian and U.S. GAAP
These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 21 to the company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosures required in annual financial statements under U.S. GAAP and Regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Reconciliation of net earnings (loss) to conform to U.S. GAAP

	Three months	Six months	Three months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2006	2005	2005
	(unaudited)		(unaudited)
Net earnings (loss) for the period in accordance with Canadian GAAP	$1,366	$1,721	$9	$(2,364)
Unrealized losses on forward exchange contracts	—	—	(669)	(460)

Net earnings (loss) for the period in accordance with U.S. GAAP	1,366	1,721	(660)	(2,824)

Other comprehensive income (loss)
Foreign currency translation adjustment	4,263	7,311	(5,167)	9,962
Unrealized gains on forward exchange contracts	1,699	2,796	165	1,201
Reclassification of gains on forward exchange contracts in net earnings	(582)	(1,017)	—	—

Comprehensive income (loss)	$6,746	$10,811	$(5,662)	$8,339

Basic net earnings (loss) per share in accordance with U.S. GAAP	$0.02	$0.03	$(0.01)	$(0.04)
Diluted net earnings (loss) per share in accordance with U.S. GAAP	$0.02	$0.02	$(0.01)	$(0.04)
Basic weighted average number of shares outstanding (000’s)	68,591	68,581	68,528	68,495
Diluted weighted average number of shares outstanding (000’s)	69,152	69,105	68,968	68,978

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Reconciliation of shareholders’ equity to conform to U.S. GAAP
The following summary sets out the significant differences between the company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP:

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Shareholders’ equity in accordance with Canadian GAAP	$183,609	$173,400
Forward exchange contracts	4,716	2,937
Goodwill	(11,579)	(11,042)

Shareholders’ equity in accordance with U.S. GAAP	$176,746	$165,295

The following table summarizes the shareholders’ equity activity under U.S. GAAP since August 31, 2005:

				Deferred stock-		Accumulated
				based		other
	Share	Contributed		compensation	Other	comprehensive	Shareholders'
	capital	surplus	Deficit	costs	capital	income	equity
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance as at August 31, 2005	$597,664	$1,537	$(467,079)	$(1,715)	$5,094	$29,794	$165,295

Net earnings for the period	—	—	355	—	—	—	355
Stock-based compensation costs	—	—	—	280	(32)	—	248
Foreign currency translation adjustment	—	—	—	—	—	3,048	3,048
Unrealized gains on forward exchange contracts	—	—	—	—	—	662	662
Exercise of stock options	19	—	—	—	—	—	19

Balance as at November 30, 2005	$597,683	$1,537	$(466,724)	$(1,435)	$5,062	$33,504	$169,627

Net earnings for the period	—	—	1,366	—	—	—	1,366
Stock-based compensation costs	—	—	—	262	(26)	—	236
Foreign currency translation adjustment	—	—	—	—	—	4,263	4,263
Unrealized gains on forward exchange contracts	—	—	—	—	—	1,117	1,117
Exercise of stock options	137	—	—	—	—	—	137

Balance as at February 28, 2006	$597,820	$1,537	$(465,358)	$(1,173)	$5,036	$38,884	$176,746

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
Accumulated other comprehensive income is comprised of the following:

	As at	As at
	February 28,	August 31,
	2006	2005
	(unaudited)
Foreign currency translation adjustment
Current period	$7,311	$15,669
Cumulative effect of prior periods	26,857	11,188

	34,168	26,857

Unrealized gains on forward exchange contracts
Current period	1,779	2,248
Cumulative effect of prior periods	2,937	689

	4,716	2,937

	$38,884	$29,794

Research and development tax credits
During the three- and six-month periods ended February 28, 2005 and 2006, net research and development expenses under Canadian GAAP included tax credits that are refundable against income taxes payable of $611,000, $1,193,000, $659,000 and $1,195,000, respectively. Under U.S. GAAP, these credits would have been recorded in the income taxes. This difference had no impact on the net earnings (loss) and the net earnings (loss) per share figures for the reporting periods under U.S. GAAP.
Statements of cash flows
For the three- and six-months ended February 28, 2005 and 2006, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP, except for the subtotal before change in non-cash operating items, whose presentation is not permitted under U.S. GAAP.
New accounting standards and pronouncements
In November 2004, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 151, “Inventory Costs”, an amendment to ARB No. 43, Chapter 4. The amendments made by SFAS 151 improves financial reporting by clarifying that any abnormal amount of idle facility expenses, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. This SFAS is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company adopted this new statement on September 1, 2005, and its adoption had no impact on its financial statements.

EXFO Electro-Optical Engineering Inc.
Notes to Interim Consolidated Financial Statements
(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)
In December 2004, the FASB issued SFAS 123(R), “Share-Based Payments”. This statement supersedes APB 25, “Accounting for Stock Issued to Employees” and related implementation guidance, and revises SFAS 123 in a number of areas. Under SFAS 123(R), all forms of share-based payment to employees result in compensation costs recognized in the financial statements. This statement is effective for fiscal years beginning after June 15, 2005. The company adopted this statement on September 1, 2005 using the modified prospective application method of transition and its adoption had no significant impact on its financial statements.
Under U.S. GAAP, until August 31, 2003, the company elected to measure compensation costs related to the granting of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123(R), the company is required to make pro forma disclosures of net earnings and net earnings per share for any periods included in the financial statements that ended prior to the adoption of SFAS 123(R), as if the fair value-based method of accounting had been applied to outstanding unvested awards granted prior to September 1, 2003. Consequently, if the fair value-based method had been applied to these awards, the pro forma net earnings (loss) per share would have been the same as the net earnings (loss) per share for all reporting periods.
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3”. This statement replaces APB Opinion No. 20, “Accounting Changes", and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. In general, this statement requires a company to account for the adoption of a new accounting policy by applying the new principle to prior accounting periods as if that principle had always been adopted. This statement is effective for accounting changes or error corrections in fiscal years beginning after December 15, 2005.

Management’s Discussion and Analysis of Financial Condition
and Results of Operations
     This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward- looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate”, “continue” or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors, including consolidation in the global telecommunications test and measurement industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commission. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as at the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.
     The following discussion and analysis of financial condition and results of operations is dated April 4, 2006.
     All dollar amounts are expressed in US dollars, except as otherwise noted.
INDUSTRY OVERVIEW
     Leading telecom operators (telcos) in North America continued fiber deployments in their access networks to expand bandwith of their access networks to fulfill increasing customer expectations and to fight a triple-play battle (even quadruple-play with wireless telephony) against cable TV operators (cablecos) to offer consumers bundled voice, data and video services. This broadband race between telcos and cablecos to offer the full suite of services and expand revenues is expected to increase wireline capital expenditures in calendar 2006 and for a few years to come, especially in the United States.

     Leading US telcos, along with a number of Tier-II and Tier-III players, opted for an assortment of deployment strategies, including fiber-to-the-node (FTTN), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH) or its equivalent fiber-to-the-premises (FTTP), depending on their estimates of how much bandwidth will be required to meet the challenge from the cablecos. These deployments, which fall under the generic FTTx name, are not as prevalent in Europe and Asia. However, FTTx is gaining momentum in these regions as test trials are currently underway as a means to increase revenues by delivering video services to undercut competitors. Note that Japan and Korea already have FTTx deployment programs well underway.
     Against this backdrop, there has been consolidation among telecom operators in the US during the past year. Verizon acquired MCI, while SBC Communications merged with AT&T. The latter combination most recently announced a potential merger with BellSouth. These transactions, which have reduced the number of telcos in the competitive landscape, will likely increase competition among various suppliers. Similarly, large system vendors like Alcatel and Lucent are considering merging in order to gain size and enhance their position and value proposition to the increasing large network operators.
     On a global basis, as the demand for broadband services increases, voice, data and video are becoming mere applications on converged, IP-based networks. Telcos around the world are migrating from public switched telephone networks (PSTN) to packet-based, IP networks in order to achieve substantial reductions in operating expenses and increased profitability.
     Legacy SONET/SDH networks were designed in the late 1970s to carry voice traffic. Their efficiency, however, can often times drop to as low as 30% when combining voice, data and video services. Next-generation networks represent a major technological improvement, since they can deliver triple-play services at near 100% efficiency, regardless of the payload content, while significantly reducing the cost of operating and maintaining networks.
     These key market trends continued to affect multiple segments of the global telecommunications supply chain in 2005 and in the first months of calendar 2006. System manufacturers benefited from orders by both telcos and cablecos for next-generation, converged IP networks as well as from major investments by telcos in access networks. Component vendors saw increased demand for optical components that support FTTx and IP-based systems. Some test and measurement equipment vendors attracted the attention of telcos, cablecos, system manufacturers and component vendors, especially ones offering test solutions for IP optical networking and/or FTTx applications.
COMPANY OVERVIEW
     We reported sales of $30.1 million in the second quarter of fiscal 2006, which represented a growth of 30.0% year-over-year. It also marked our 10th consecutive reporting period with revenue growth and our highest sales level since the fourth quarter of 2001. Also, we reduced sales concentration, with our top customer accounting for 8.5% of our sales in the second quarter of fiscal 2006, compared to 21.4% for the corresponding period last year.
     Looking at the bottom line, we were profitable on a GAAP basis for a fifth consecutive quarter with $1.4 million in net earnings, or $0.02 per diluted share, compared to break-even in the second quarter of 2005. Net earnings per share for the second quarter of fiscal 2006 included charges of $0.02 per diluted share for amortization of intangible assets and stock-

based compensation costs. We also generated cash flows from operating activities for a ninth consecutive reporting period with $5.4 million in the second quarter of 2006.
     During the second quarter of fiscal 2006, we announced and subsequently completed the acquisition of substantially all the assets of Consultronics Limited. Based in Toronto, Canada, and with operations in Southampton, UK and Budapest, Hungary, Consultronics Limited is a leading supplier of test equipment for copper-based broadband access networks ranking among the top three vendors in handheld x-Digital Subscriber Line (xDSL) testing, with a global market share of 13.4%, according to an industry report from Frost & Sullivan. The company also boasts a rich product portfolio for testing next-generation technologies, such as IPTV (Internet Protocol TV) and VoIP (Voice-over-Internet Protocol), which are critical for network service providers in their deployment of triple-play services (voice, data, video) over optical and copper links in access networks. Other test solutions offered by Consultronics include network monitoring probes for VoIP and legacy telephone networks, Gigabit Ethernet Analyzers for remote testing applications, as well as protocol and physical characterization instruments for local copper loops (copper access networks). This acquisition is a strategic initiative to position EXFO as a genuine one-stop shop for broadband access and triple-play testing, since it greatly complements our market leadership in the FTTx market.
     This acquisition has been settled for a total cash consideration valued at $19.3 million, or $19.0 million net of cash acquired. Total consideration includes acquisition-related costs of $1.2 million and the assumption of a long-term debt of $0.7 million. Our preliminary estimate of the fair value of acquired intangible assets amounts to $8.7 million. These intangible assets, namely core technology, will be amortized on a straight-line basis over their estimated useful life of five years. Consultronics, which has been integrated into EXFO’s Telecom Division, contributed about one month to our consolidated financial results in the second quarter.
     Also, during the first quarter of fiscal 2006, Deutsche Telecom AG selected us as sole-source supplier for all their fiber deployment test applications — including FTTx. Consequently, during the second quarter of fiscal 2006, we shipped several orders to this Tier-I European customer.
     We launched seven new products during the second quarter including the two-slot FTB-200 Compact Platform for multi-layer and multi-medium testing; the handheld AXS-100 OTDR for FTTx test applications; legacy SONET/SDH test modules reaching transmission rates up to 10 Gb/s for the FTB-200 Compact Platform; as well as next-generation and legacy SONET/SDH test modules reaching 10 Gb/s for the FTB-400 field-test and IQS-500 R&D/manufacturing platforms.
     Subsequent to the quarter-end, we released our new GPON/EPON power meter for service activation and troubleshooting of FTTx networks. Altogether, EXFO has introduced 12 new test solutions so far this fiscal year.
OUR STRATEGY, KEY PERFORMANCE INDICATORS AND CAPABILITY TO DELIVER RESULTS
     For a complete description of our strategy, the related key performance indicators (KPIs), as established at the beginning of fiscal 2006, as well as our capability to deliver results, please refer to the corresponding sections in our most recent Annual Report, filed with the securities commissions.

     During the second quarter of fiscal 2006, considering our strong sales and booking levels at mid-point of fiscal 2006, as well as the expected impact of the acquisition of Consultronics on our future sales, we have raised our growth metric to 25% year-over-year. The former KPI was 15% sales growth year-over-year. Also, despite the additional charge for the amortization of acquired intangible assets of approximately $1.0 million following the acquisition of Consultronics, we maintained our profitability metric to reach 5% of earnings from operations in fiscal 2006.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
     For a complete description of our critical accounting policies and estimates, please refer to the corresponding section in our most recent Annual Report, filed with the securities commissions. The following details the changes in critical accounting policies that will be adopted in fiscal 2007.
•	In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards in relation to financial instruments: Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 1530, “Comprehensive Income” and Section 3251, “Equity”. These new standards apply to fiscal years beginning on or after October 1, 2006, and we will adopt them on September 1, 2007.
     Please refer to note 2 to our interim consolidated financial statements for further information about these new standards and their impact on our financial statements.

RESULTS OF OPERATIONS
     The following discussion and analysis of our consolidated financial condition and results of operations for the periods ended February 28, 2005 and 2006, should be read in conjunction with our interim consolidated financial statements and the related notes thereto. Our interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and significant differences in measurement and disclosure from the United States generally accepted accounting principles (U.S. GAAP) are set out in note 12 to our interim consolidated financial statements. Our measurement currency is the Canadian dollar although we report our financial statements in US dollars. The following table sets forth interim consolidated statements of earnings data in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Sales	$30,066	$23,135	$57,110	$44,732
Cost of sales (1)	13,440	10,431	25,504	20,656

Gross margin	16,626	12,704	31,606	24,076

Operating expenses
Selling and administrative	9,303	7,728	18,361	15,141
Net research and development	3,906	2,781	7,028	5,561
Amortization of property, plant and equipment	873	1,098	1,769	2,192
Amortization of intangible assets	1,136	1,225	2,357	2,447
Restructuring charges	—	54	—	254

Total operating expenses	15,218	12,886	29,515	25,595

Earnings (loss) from operations	1,408	(182)	2,091	(1,519)
Interest and other income	828	625	1,383	1,349
Foreign exchange gain (loss)	(213)	263	(531)	(772)

Earnings (loss) before income taxes	2,023	706	2,943	(942)
Income taxes	657	697	1,222	1,422

Net earnings (loss) for the period	$1,366	$9	$1,721	$(2,364)

Basic net earnings (loss) per share	$0.02	$—	$0.03	$(0.03)
Diluted net earnings (loss) per share	$0.02	$—	$0.02	$(0.03)

Segment information:
Sales:
Telecom Division	$25,254	$19,469	$47,330	$36,900
Life Sciences and Industrial Division	4,812	3,666	9,780	7,832

	$30,066	$23,135	$57,110	$44,732

Earnings (loss) from operations:
Telecom Division	$1,220	$575	$1,708	$(405)
Life Sciences and Industrial Division	188	(757)	383	(1,114)

	$1,408	$(182)	$2,091	$(1,519)

Research and development data:
Gross research and development	$4,940	$3,820	$8,946	$7,619
Net research and development	$3,906	$2,781	$7,028	$5,561

(1)	The cost of sales is exclusive of amortization, shown separately.

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	February 28,	February 28,	February 28,	February 28,
	2006	2005	2006	2005
	(unaudited)		(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%
Cost of sales (1)	44.7	45.1	44.7	46.2

Gross margin	55.3	54.9	55.3	53.8

Operating expenses
Selling and administrative	30.9	33.4	32.2	33.8
Net research and development	13.0	12.0	12.3	12.4
Amortization of property, plant and equipment	2.9	4.8	3.0	4.9
Amortization of intangible assets	3.8	5.3	4.1	5.5
Restructuring charges	—	0.2	—	0.6

Total operating expenses	50.6	55.7	51.6	57.2

Earnings (loss) from operations	4.7	(0.8)	3.7	(3.4)
Interest and other income	2.7	2.7	2.4	3.0
Foreign exchange gain (loss)	(0.7)	1.1	(0.9)	(1.7)

Earnings (loss) before income taxes	6.7	3.0	5.2	(2.1)
Income taxes	2.2	3.0	2.2	3.2

Net earnings (loss) for the period	4.5%	—%	3.0%	(5.3)%

Segment information:
Sales:
Telecom Division	84.0%	84.2%	82.9%	82.5%
Life Sciences and Industrial Division	16.0	15.8	17.1	17.5

	100.0%	100.0%	100.0%	100.0%

Earnings (loss) from operations:
Telecom Division	4.1%	2.5%	3.0%	(0.9)%
Life Sciences and Industrial Division	0.6	(3.3)	0.7	(2.5)

	4.7%	(0.8)%	3.7%	(3.4)%

Research and development data:
Gross research and development	16.4%	16.5%	15.7%	17.0%
Net research and development	13.0%	12.0%	12.3%	12.4%

(1)	The cost of sales is exclusive of amortization, shown separately.

SALES
     For the three months ended February 28, 2006, our global sales increased 30.0% to $30.1 million from $23.1 million for the same period last year, with an 84%-16% split in favor of our Telecom Division. Newly acquired Consultronics contributed about one month to our sales in the second quarter of fiscal 2006.
     For the six months ended February 28, 2006, our global sales increased 27.7% to $57.1 million from $44.7 million for the same period last year, with an 83%-17% split in favor of our Telecom Division.
     Overall, for the two divisions, accepted orders increased 13.7% to $28.3 million in the second quarter of fiscal 2006 from $24.9 million for the same period last year. Our book-to-bill ratio decreased to 0.94 in the second quarter of fiscal 2006, from 1.07 for the same period last year. In the previous quarter, the net book-to-bill ratio reached 1.13. Also, our second quarter (December to February) is usually affected by seasonality as network operators are transiting fiscal years with associated budget transition. Our increase of 13.7% in accepted orders in the second quarter of fiscal 2006, compared to the same period last year reflects what we believe to be an increased demand for our test solutions (especially in the Europe-Middle East-Africa (EMEA) and in Asia-Pacific (APAC) regions), market-share gains in the telecommunications and life sciences markets as well as the improvement in the telecommunications market environment.
Telecom Division
     For the three months ended February 28, 2006, sales of our Telecom Division increased 29.7% to $25.3 million from $19.5 million for the same period last year.
     For the six months ended February 28, 2006, sales of our Telecom Division increased 28.3% to $47.3 million from $36.9 million for the same period last year.
     For the second quarter and the first half of fiscal 2006, we benefited from our continued portfolio of new products and an increased demand for our test solutions in EMEA and APAC, compared to 2005, as we are expanding our customer base in these areas. In addition, the positive spending environment, as well as the market share we believe we gained so far in fiscal 2006 for our optical products, helped us increase our sales year-over-year. Also, during the second quarter of fiscal 2006, we shipped several orders to Deutsche Telekom AG for their fiber deployment test applications — including FTTx. These sales were included in EMEA. Furthermore, Consultronics, which has been integrated into EXFO’s Telecom Division, contributed about one month to our consolidated sales in the second quarter of fiscal 2006. The results of Consultronics have been included in our consolidated statement of earnings since January 26, 2006; i.e. the acquisition date. Finally, during the second quarter and the first half of fiscal 2006, our top customer accounted for 10.2% and 13.0% of our telecom sales, respectively, compared to 25.4% and 28.0% for the corresponding periods last year, reflecting the diversification of our customer base. In fact, excluding sales to our top customer, our sales would have increased 56% and 55% for the second quarter and the first half of fiscal 2006, respectively, compared to the corresponding periods last year.
     Over the last quarters, our penetration of the protocol test market has been modest as we refocused our efforts onto next-generation solutions, which are at the basis of the whole trend toward IP convergence. During the second quarter of fiscal 2006, we reached a key milestone for our protocol product development program with the availability of our legacy

SONET/SDH test solutions up to 10 Gb/s for our FTB-200 as well as our next-generation and legacy solutions for our FTB-400 and IQS-500 platforms. These latest product launches, combined with our existing offering for Ethernet testing (from 10 Mb/s up to 10 Gb/s), 1 Gb/s Fibre Channel and TCP/IP test solutions, provide us with an extensive product portfolio to compete against the incumbent players in protocol testing, especially in the network service provider (NSP)market segment, but also to a lesser degree, with system vendors. Among many key differentiators, we believe EXFO now offers the most advanced complete and compact test solutions combining next-generation SONET/SDH and Ethernet test modules at rates up to 10 Gb/s in the same portable platform with our FTB-400 and GP-404 module receptacle. Based on these data points, we continue to believe that we should witness an increase in protocol test revenues in the second half of fiscal 2006 and that our protocol test revenues should equal our optical test revenues on a medium- to long-term basis.
Life Sciences and Industrial Division
     For the three months ended February 28, 2006, sales of our Life Sciences and Industrial Division increased 31.3% to $4.8 million from $3.7 million for the same period last year.
     For the six months ended February 28, 2006, sales of our Life Sciences and Industrial Division increased 24.9% to $9.8 million from $7.8 million for the same period last year.
     The increase in sales in fiscal 2006, compared to 2005, is mainly due to increased sales activities in the curing market as well as market-share gains in the fluorescence illumination market.
Geographic distribution
     For the three months ended February 28, 2006, sales to the Americas, Europe-Middle East-Africa (EMEA) and Asia-Pacific (APAC) accounted for 57%, 26% and 17% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 65%, 20% and 15% of global sales, respectively. For the six months ended February 28, 2006, sales to the Americas, EMEA and APAC accounted for 58%, 26% and 16% of global sales, respectively. For the corresponding period last year, sales to the Americas, EMEA and APAC accounted for 68%, 19% and 13% of global sales, respectively.
     Our sales to the Americas increased year-over-year in dollars mainly because we had large sales volumes in Latin America. However, sales to our top customer, who is located in the United States, were unusually high in the second quarter and the first half of fiscal 2005. For fiscal 2006, we expect sales to this customer to be lower than in 2005 as a result of its effort to reduce its cost base by migrating to less expensive test solutions and methods. EXFO remains the main supplier of optical test solutions to this customer and we have achieved new products standardizations with this account during the last quarter. Excluding sales to this customer, our sales to the Americas would have increased 45.3% in the second quarter of fiscal 2006 and 36.0% for the first half of 2006, compared to the corresponding periods last year.
     Following our efforts to develop the EMEA market in the last several quarters, our sales to in this territory increased more significantly year-over-year, mainly due to improved market penetration by both divisions. Namely, during the second quarter of fiscal 2006, we recorded sales with Deutsche Telekom, further increasing our sales to this market year-over-year.
     Our sales to the APAC market also improved significantly year-over-year. Over the last several quarters, we strengthened our product offering, specifically targeting the requirements of this market and expanding our sales and marketing activities in this region. Our increased focus and interaction with this market, combined with our enhanced capability to win tenders, which may vary in number and importance, contributed to our growth in the APAC region.
     Through our two divisions, we sell our products to a broad range of customers, including NSPs, cable TV operators, optical system and component manufacturers, as well as customers in the life sciences and high-precision assembly sectors. During the three months ended February 28, 2006, no customer accounted for more than 10% of our total sales, and our top three customers accounted for 20.3% of our total sales. For the corresponding period last year, we had a high amount of sales to a single customer that accounted for 21.4% of our total sales, and our top three customers accounted for 27.8% of our sales. For the six months ended February 28, 2006, we had one customer that accounted for 10.7% of our total sales, and our top three customers accounted for 19.8% of our total sales. For the corresponding period last year, we had one customer that accounted for 23.1% of our total sales, and our top three customers accounted for 27.9% of our total sales. Our significant sales increase, despite the fact that our revenue from our top customer was significantly reduced is a good sign that we have continued to strengthen our market acceptance, diversify our customer base and reduce our sales concentration with a single customer. This also indicates that our 2nd and 3rd most important customers, which may vary from quarter to quarter, have gained in importance as we continue our diversification efforts.
GROSS MARGIN
     Gross margin amounted to 55.3% of sales for the three months ended February 28, 2006, compared to 54.9% for the same period last year.
     Gross margin amounted to 55.3% of sales for the six months ended February 28, 2006, compared to 53.8% for the same period last year.
     The increase in our gross margin can be explained by the following factors. First, we were able to reduce our cost of goods sold by better leveraging our supplier base. Second, we succeeded in increasing the market acceptance of our new products (designed in the last few years) on which we had started to focus our R&D efforts to simultaneously create lower cost of goods and most advanced solutions. Also, the significant rise in sales year-over-year resulted in an increase in manufacturing activities, allowing us to better absorb our fixed manufacturing costs. Furthermore, streamlined operations following our consolidation action in fiscal 2005 and continued cost-reduction programs allowed us to further improve our gross margin. However, the shift in the geographic distribution of our sales resulted in more sales made to the EMEA and APAC markets, where gross margins tend to be lower as most of our sales to these markets are made through distribution channels. In addition, we are facing aggressive pricing pressure worldwide. Finally, a stronger Canadian dollar, compared to the US dollar, prevented us from further improving our gross margin as some cost of sales items are denominated in Canadian dollars.
     Considering the expected sales growth in fiscal 2006, the effect of our recent consolidation actions, the cost-effective design of our products, the increase in sales of protocol products (which tend to generate higher margins), our tight control on operating costs as well as the expected contribution from Consultronics, whose products have slightly higher margin than our existing ones, we expect our gross margin to improve in 2006. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, customer concentration and/or consolidation, increased obsolescence costs, shifts in customer and product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, any further increase in the strength of the Canadian dollar would have a negative impact on our gross margin in fiscal 2006.
SELLING AND ADMINISTRATIVE
     For the three months ended February 28, 2006, selling and administrative expenses were $9.3 million, or 30.9% of sales, compared to $7.7 million, or 33.4% of sales for the same period last year.
     For the six months ended February 28, 2006, selling and administrative expenses were $18.4 million, or 32.2% of sales, compared to $15.1 million, or 33.8% of sales for the same period last year.
     The increase in our selling and administrative expenses in dollars year-over-year is mainly due to our decision to increase our sales activities to better leverage the significant research and development investments of the prior years, which resulted in higher sales and marketing expenditures (including number of employees). In addition, our commission expenses increased year-over-year due to the increase in sales. Furthermore, a stronger Canadian dollar, compared to the US dollar year-over-year, caused our selling and administrative expenses to increase, as more than half of these are incurred in Canadian dollars. Also, stock-based compensation costs were higher in the second and the first half of fiscal 2006, compared to the corresponding periods last year, increasing our selling and administrative expenses year-over-year. In addition, costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 further increased our selling and administrative expenses year-over-year. Finally, Consultronics contributed about one month to our selling and administrative expenses in fiscal 2006, increasing these expenses year-over-year. However, we were able to mitigate the increase in our selling and administrative expenses as well as reduce these expenses in percentage of sales year-over-year due to tight cost-control measures and the consolidation of our Life Sciences and Industrial Division. In addition, our significant increase in revenues allowed us to reduce our selling and administrative expenses on a percentage basis.
     For the upcoming quarters, we expect our selling and administrative expenses to increase in dollars, while remaining relatively stable as a percentage of sales. In particular, we will have the full impact of the acquisition of Consultronics on our selling and administrative expenses. Also, we expect our commission expenses to increase as sales volume increases. Furthermore, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, any further increase in the strength of the Canadian dollar would also cause our selling and administrative expenses to increase, as more than half of these expenses are incurred in Canadian dollars.
RESEARCH AND DEVELOPMENT
     For the three months ended February 28, 2006, gross research and development expenses totaled $4.9 million, or 16.4% of sales, compared to $3.8 million, or 16.5% of sales for the same period last year.

     For the six months ended February 28, 2006, gross research and development expenses totaled $8.9 million, or 15.7% of sales, compared to $7.6 million, or 17.0% of sales for the same period last year.
     The increase in our gross research and development expenses in dollars is due to the following reasons. First, mix and timing of R&D projects in the second quarter and the first half of fiscal 2006 resulted in more gross research and development expenses during these periods compared to the corresponding periods last year. In addition, Consultronics contributed about one month to our research and development expenses in fiscal 2006, causing these expenses to increase year-over-year. Finally, most of our gross research and development expenses were incurred in Canadian dollars as we have consolidated most of our R&D activities in Canada. Consequently, the increase in the strength of the Canadian dollar compared to the US dollar year-over-year caused our gross research and development expenses to increase.
     The decrease in gross research and development expenses as a percentage of sales is directly related to the significant increase in sales year-over-year.
     For the three months ended February 28, 2006, tax credits and grants from the Canadian federal and provincial governments for research and development activities were $1.0 million, or 20.9% of gross research and development expenses, compared to $1.0 million, or 27.2% of gross research and development expenses for the same period last year. For the six months ended February 28, 2006, these tax credits and grants were $1.9 million, or 21.4% of gross research and development expenses, compared to $2.1 million, or 27.0% of gross research and development expenses for the same period last year.
     Despite an increase in our gross research and development expenses year-over-year, our tax credits and grants were relatively flat in dollars and were lower as a percentage of gross research and development expenses in the second quarter and in the first half of fiscal 2006, compared to the same periods last year. Also, the mix of our research and development projects resulted in a lower portion of our expenses being eligible for tax credits in fiscal 2006 compared to 2005.
     Nonetheless, we still invested significantly in research and development activities in fiscal 2006 as we firmly believe that innovation and new product introductions are key in gaining market share in the current economic environment and ensuring the long-term growth and profitability of EXFO.
     For the first half of fiscal 2006, 34.7% of our sales originated from products that have been on the market for two years or less, which is below our stated goal of 40% for fiscal 2006. With the help of the 15 new products brought to the market place in fiscal 2005, the 12 new ones launched so far in fiscal 2006 and the addition of Consultronics’ products, we remain confident that we will achieve our goal of 40% for fiscal 2006.
     For fiscal 2006, we expect to increase our research and development expenses at the same rate as we grow our sales, given our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations. Also, any further increase in the strength of the Canadian dollar would cause our net research and development expenses to increase, as most of these are incurred in Canadian dollars.

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT
     For the three months ended February 28, 2006, amortization of property, plant and equipment was $873,000, compared to $1.1 million for the same period last year. For the six months ended February 28, 2006, amortization expenses amounted to $1.8 million, compared to $2.2 million for the same period last year. The decrease in amortization expenses in fiscal 2006, compared to 2005, despite the increase in the strength of the Canadian dollar compared to the US dollar, is mainly due to the fact that some of our property, plant and equipment became fully amortized during fiscal 2005.
RESTRUCTURING CHARGES
     For the three and the six months ended February 28, 2005, restructuring charges amounted to $54,000 and $254,000, respectively. Most of these charges were recorded in conjunction with the consolidation of our Photonics and Life Sciences Division. This consolidation process was completed during fiscal 2005. Consequently, we had no restructuring charges in fiscal 2006.
INTEREST AND OTHER INCOME
     For the three months ended February 28, 2006, interest and other income amounted to $828,000 compared to $625,000 for the same period last year. During the second quarter of fiscal 2006, our interest income was higher than the corresponding period of 2005, mainly because of the increase in our average cash position due to cash flows from operating activities and because of the increase in interest rates.
     For the six months ended February 28, 2006, interest and other income amounted to $1.4 million compared to $1.3 million for the same period last year. The increase in interest income year-over-year is the result of the increase in our average cash position due to cash flows from operating activities and the increase in interest rates. However, during the first half of fiscal 2005, we recovered R&D tax credits earned in previous years and we were granted $249,000 in interest by the tax authorities. Also, during that same period, we recorded $125,000 for the sale of excess assets. These latter factors offset in part the increase in our interest income year-over-year.
FOREIGN EXCHANGE GAIN (LOSS)
     For the three months ended February 28, 2006, the foreign exchange loss amounted to $213,000, compared to a foreign exchange gain of $263,000 for the same period last year.
     Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. During the three months ended February 28, 2006, the Canadian dollar value increased compared to the US dollar, resulting in a foreign exchange loss during that quarter. During the same period last year, the Canadian dollar value decreased compared to the US dollar, resulting in a foreign exchange gain.
     For the six months ended February 28, 2006, the foreign exchange loss amounted to $531,000 compared to $772,000 for the same period last year. The significant exchange losses recorded in the first half of fiscal 2005 and 2006 are the result of the significant increase in the value of the Canadian dollar compared to the US dollar during these periods. However, the increase in the value of the Canadian dollar was more significant in fiscal 2005 compared to 2006, which resulted in a higher exchange loss in 2005. On the other hand, higher levels of activity in the first half of fiscal 2006, compared to the same period last year, contributed to the exchange loss increase in 2006.
     It should be noted that foreign exchange rate fluctuations also flow through the P&L line items as a significant portion of our operating items are denominated in Canadian dollars and we report our results in US dollars.
     We manage our exposure to currency risks with forward exchange contracts. In addition, some of our Canadian entities’ operating activities are denominated in US dollars or other currencies, which further hedges these risks. However, any further increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.
INCOME TAXES
     For the three months ended February 28, 2006, we recorded an income tax expense of $657,000 compared to $697,000 for the same period last year. For the six months ended February 28, 2006, we recorded an income tax expense of $1.2 million compared to $1.4 million for the same period last year.
     Most of the income tax expense recorded in fiscal 2005 and 2006 represents income taxes payable at the Canadian federal level, which are reduced by research and development tax credits that are recorded against gross research and development expenses in the statements of earnings.
     We record a full valuation allowance against our future income tax assets because it is more likely than not that these assets will not be recovered. The valuation allowance will be reversed once we will have concluded that realization of future income tax assets is more likely than not. Consequently, our income tax rates are distorted compared to statutory rates.
LIQUIDITY AND CAPITAL RESOURCES
Cash Requirements and Capital Resources
     As at February 28, 2006, cash and short-term investments consisted of $103.8 million, while our working capital was at $130.3 million. Our cash and short-term investments decreased $10.3 million in the second quarter of fiscal 2006 mainly due to the $17.5 million cash payment for the acquisition of Consultronics and the cash payments of $933,000 for the purchase of property, plant and equipment. However, this decrease was offset in part by cash flows from operating activities of $5.4 million as well as an unrealized foreign exchange gain of $2.9 million on our cash and short-term investments. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.
     Our short-term investments consist of commercial paper or bonds issued by 12 (11 as of November 30, 2005) high-credit quality corporations and trusts; therefore, we consider the risk of non-performance of these financial instruments to be remote. For the purposes of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. These short-term investments will be used for working capital and other general corporate purposes, including other potential acquisitions.
     We believe that our cash and short-term investments, combined with an available line of credit of $5.0 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the remaining of the purchase price payable for the acqusition of Consultronics of $1.6 million. However, possible operating losses and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.
Sources and Uses of Cash
     We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.
     Upon the acquisition of Consultronics, we also assume capital leases of $533,000 (CA$606,000). This long-term debt, which bears interest at 5%, matures in 2010.
Operating Activities
     Cash flows provided by operating activities were $5.4 million for the three months ended February 28, 2006, compared to $4.2 million for the same period last year. Cash flows provided by operating activities in the second quarter of fiscal 2006 were mainly attributable to the net earnings before items not affecting cash of $3.9 million and the positive net change in non-cash operating items of $1.5 million. During the second quarter of 2006, our accounts receivable decreased resulting in a positive effect on cash flows of $4.1 million while our income taxes and tax credits recoverable and inventories increased, resulting in negative effects on cash flows of $461,000 and $1.8 million, respectively.
     Cash flows provided by operating activities were $6.3 million for the six months ended February 28, 2006, compared to $4.6 million for the same period last year. Cash flows provided by operating activities in the first half of fiscal 2006 were mainly attributable to the net earnings before items not affecting cash of $7.1 million and the negative net change in non-cash operating items of $786,000. During the first half of fiscal 2006, our accounts receivable decreased and our accounts payable and accrued liabilities increased resulting in positive effects on cash flows of $927,000 and $2.0 million respectively. On the other hand, our income taxes and tax credits recoverable and our inventories increased, resulting in negative effects on cash flows of $749,000 and $2.9 million, respectively.
     Despite the sequential increase in sales for both the second quarter and the first half of fiscal 2006, our accounts receivable decreased due to the timing of our sales within these periods. Our income taxes and tax credits recoverable increased for both the second quarter and the first half of fiscal 2006 due to research and development tax credits earned during the quarter but not yet recovered. Our inventories increased for both the second quarter and the first half of 2006 in order to sustain our increased sales activities. Finally, our accounts payable and accrued liabilities increased in the first half of 2006 due to increased level of activities.

Investing Activities
     Cash flows used by investing activities were $9.6 million for the three months ended February 28, 2006, compared to $4.9 million for the same period last year. In the second quarter of fiscal 2006, we made cash payments of $17.5 million and $933,000 for the acquisition of Consultronics and the purchase of property, plant and equipment, respectively. In order to finance a portion of these payments, we disposed of $8.8 million worth of short-term investments during the second quarter of fiscal 2006. For the corresponding period last year, we acquired $4.6 million worth of short-term investments with cash flows from operating activities and paid $246,000 for the purchase of property, plant and equipment.
     Cash flows used by investing activities were $9.2 million for the six months ended February 28, 2006, compared to $6.2 million for the same period last year. Similar reasons as those described above for the second quarter of 2006 can explain the use of cash by investing activities during the first half of fiscal 2006. For the corresponding period last year, we acquired $5.4 million worth of short-term investments with cash flows from operating activities and paid $823,000 for the purchase of property, plant and equipment.
FORWARD EXCHANGE CONTRACTS
     We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.
     Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.
     As at February 28, 2006, we held forward exchange contracts to sell US dollars at various forward rates, which are summarized as follows:

	Contractual	Weighted average
Expiry dates:	amounts	contractual forward rates
March 2006 to August 2006	$18,200,000	1.2327
September 2006 to December 2008	33,600,000	1.1814
     As at February 28, 2006, the fair value of our forward exchange contracts, which represents the difference between their contractual amounts and their current trading value, amounted to an unrecognized gain of $4.7 million ($3.6 million as at November 30, 2005).
CONTINGENCY
     As discussed in note 8 to our interim consolidated financial statements, EXFO was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO’s stock in the after-market.

     In June 2003, a committee of the EXFO’s Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. If approved, the settlement would provide, among other things, a release of the EXFO and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. EXFO would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims EXFO may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by EXFO’s insurance carriers.
     On June 25, 2004, the Plaintiffs moved for preliminary approval of the settlement. The court granted the preliminary approval motion on February 15, 2005, subject to certain modifications. On August 31, 2005, the court issued a preliminary order further approving the modifications to the settlement and certifying the settlement classes. The court also appointed the Notice Administrator for the settlement and ordered that notice of the settlement be distributed to all settlement class members beginning on November 15, 2005. The settlement fairness hearing has been set for April 24, 2006. Following the hearing, if the court determines that the settlement is fair to the class members, the settlement will be approved. There can be no assurance that this proposed settlement would be approved and implemented in its current form, or at all. Therefore, it is not possible to predict the final outcome of the case, nor to determine the amount of any possible losses. If the settlement process fails, EXFO will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the interim consolidated financial statements as at February 28, 2006.
SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS
Share capital
     As at April 4, 2006, EXFO had 37,900,000 multiple voting shares outstanding, entitling to 10 votes each and 30,761,973 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.
Long-Term Incentive Plan and Deferred Share Unit Plan
     The aggregate number of subordinate voting shares covered by stock options, restricted share units (RSUs) and deferred share units (DSUs) granted under the Long-Term Incentive Plan and the Deferred Share Unit Plan was 3,039,681 as at February 28, 2006. The maximum number of subordinate voting shares issuable under these two plans cannot exceed 6,306,153 shares. The following tables summarize information about stock options, RSUs and DSUs granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at February 28, 2006:

		% of issued and	Weighted average
Stock Option	Number	outstanding	exercise price
Chairman of the Board, President and CEO (one individual)	179,642	7%	$9.05
Board of Directors (five individuals)	194,375	7%	$6.23
Management and Corporate Officers (nine individuals)	355,865	13%	$13.98

	729,882	27%	$10.70

		% of issued and
Restricted Share Units	Number	outstanding
Chairman of the Board, President and CEO (one individual)	34,566	10%
Management and Corporate Officers (nine individuals)	193,372	57%

	227,938	67%

		% of issued and
Deferred Share Units	Number	outstanding
Board of Directors (five individuals)	33,713	100%

OFF-BALANCE SHEET ARRANGEMENTS
     As at February 28, 2006, our off-balance sheet arrangements consisted of letters of guarantee and forward exchange contracts.
VARIABLE INTEREST ENTITY
     As of February 28, 2006, we did not have interests in any variable interest entities.
RISKS AND UNCERTAINTIES
     Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and made strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.
     We are exposed to currency risks due to the export of our Canadian-manufactured products, the large majority of which are denominated in US dollars. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to increase. Any further increase in the value of the Canadian dollar in the coming months would negatively affect our results of operations.
     Secondly, during the last few quarters, we experienced unusual sales concentration with a U.S.-based Tier-1 telecom carrier. Although we believe this sales concentration is largely due to our leadership position in the FTTx test market, orders from this customer can fluctuate in upcoming quarters, depending on the carrier’s deployment needs, products requirements and schedule.

     In addition, risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.
     Furthermore, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.
     Also, while strategic acquisitions, like those we have made in the past, the recent acquisition of Consultronics and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel. Finally, integration requires the dedication of management resources, which may detract their attention from our day-to-day business and operations.
     The economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by 12 high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.
     For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions at www.sedar.com in Canada or www.edgar.com in the U.S.